

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via E-mail
Rory O'Dare
President
Cheval Resources Corporation
3211 Ocean Drive
Vero Beach, FL 32963

> **Re:** **Cheval Resources Corporation**
> **Registration Statement on Form S-1/A**
> **Filed May 2, 2011**
> **File No. 333-172954**

Dear Mr. O'Dare:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note your response to prior comment one from our letter dated April 12, 2011; however, we are unable to understand how you "revised to ensure that both the primary and resale offerings comply with the substantive and procedural requirements of Rule 419." Please revise your offering and the disclosure in the Form S-1 to clarify how the resale offering will comply with the substantive and procedural requirements of Rule 419, including the escrow provisions for cash proceeds from, and securities sold in, the resale offering. Further, please disclose the termination date of the resale offering.

Risk Factors, page 7

2. On page nine you indicate that "[a]ny combination must have [a] fair market value or net assets in excess of 80% of the amount sold in the offering." Please reconcile this statement to Rule 419(e)(1) which refers to 80 percent of the maximum offering

proceeds. In this respect, please note that the maximum offering proceeds should be based on the registration fee table, $22.5 million.

Capitalization, page 7

3.	We note that the total stockholders' (deficit) in your capitalization table has increased by $90,900 (minimum offering) and $4,510,000 (maximum offering). Please revise your capitalization table based on the net proceeds to the Company from your minimum and maximum offerings. In this regard, it appears to us that common stock should have increased to $4,020 (minimum offering) and $5,000 (maximum offering) based on the minimum of 200,000 and maximum of 10,000,000 shares of common stock, and that the remaining net proceeds should have been applied to additional paid-in capital.

Use of Proceeds, page 14

4.	We note your responses to prior comments 17 and 18. It is unclear why the 10% releasable from escrow is shown as being placed in your escrow in your table. Please revise or advise.

5.	Please estimate, either here or in another appropriate location, the amount of funds necessary to carry out your search for, and negotiate with, a target.

6.	We note that you deduct offering expenses of $2,819 from your minimum and maximum offering proceeds in the Dilution table on page 15. Please tell us why you do not also deduct offering expenses to arrive at net proceeds in your Capitalization table (page 7) or Use of Proceeds table (page 14).

7.	Your table and footnote one reflect funds available for general working capital purposes. However, these funds are subject to the escrow provisions of Rule 419 and will only be available to you assuming a business combination is consummated in which no cash consideration is paid. Please explain the disclosed uses or revise to more clearly address.

Item 6 – Dilution, page 15

8.	We note your disclosure on page II-1 that offering expenses of $3,758 have already been paid for by the sole officer and director and that there is no agreement as to the repayment of these funds. We further note the offering expenses of $2,819 that you deduct from your minimum and maximum offering proceeds in the Dilution table. Please quantify for us the total estimated offering expenses, and tell us what amount will be paid by your sole officer and director and what amount will be deducted from gross offering proceeds. Also revise your disclosures and dilution table as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

9.   We note your response to prior comment two from our letter dated April 12, 2011 and your page 28 disclosure. In the appropriate locations in the prospectus, please revise to disclose the principal terms of the resale offering and include a statement, consistent with your response that such resales will only occur at the fixed price of $.45/share and will only be for cash consideration. In addition, please clarify your disclosure to indicate that any shares issued by you, or sold by your principal shareholder, in connection with a business combination, will only be made through an applicable exemption or separate registration statement because the current registration statement is unavailable to cover such issuance.

Plan of Distribution, page 16

10.   We reissue prior comment 25. Please revise your disclosure to indicate what states the offering will be conducted in.

Background of Directors, Executive Officers and Control Persons, page 31

11.   You do not appear to have removed the statements referenced in prior comment 34 concerning Mr. O'Dare's financial wherewithal and ability to consummate a business transaction. Accordingly, our comment is reissued. Please remove this and similar statements from your document or provide a reasonable basis for them.

Exhibits

Exhibit 10.1

12.   We note the revisions made in response to prior comments 40 and 41. However, we continue to note terms which appear inconsistent with Rule 419, the revised offering circular and the responses in the cover letter accompanying the amended registration statement.   Please revise as appropriate.

13.   Given the nature of the changes to the escrow agreement, it was unclear why the agreement was still dated March 15, 2011, which preceded our prior letter. Please confirm that you have obtained an updated and signed copy of this agreement from the escrow agent and file it with the corrected date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director